Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION

REGARDING THE COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR

MANAGEMENT MEMBERS IN 2011

Information regarding the compensation of Directors, Supervisors and senior management members reported by China Life Insurance Company Limited (the “Company”) in its 2011 Annual Report was on a preliminary basis. Information regarding their final compensation is reported as follows:

Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including contribution by the employer to compulsory insurances, housing allowances, etc.)	Total (before tax)	Including: deferral payment	The actual payment in 2011 (before tax) (including contribution by the employer to compulsory insurances, housing allowances, etc.)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Yuan Li	Chairman and Executive Director	26.22	61.57	87.79	30.79	9.94	97.73	30.79	66.94
Wan Feng	Executive Director and President	40.45	94.99	135.44	47.50	26.20	161.64	47.50	114.14
Lin Dairen	Executive Director and Vice President	40.01	93.93	133.94	46.97	25.94	159.88	46.97	112.91
Liu Yingqi	Executive Director, Vice President and Board Secretary	40.01	93.93	133.94	46.97	25.94	159.88	46.97	112.91
Miao Jianmin	Non-executive Director	—	—	—	—	—	—	—	—
Shi Guoqing	Non-executive Director	—	—	—	—	—	—	—	—

Commission File Number 001-31914

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including contribution by the employer to compulsory insurances, housing allowances, etc.)	Total (before tax)	Including: deferral payment	The actual payment in 2011 (before tax) (including contribution by the employer to compulsory insurances, housing allowances, etc.)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Zhuang Zuojin	Non-executive Director	—	—	—	—	—	—	—	—
Ma Yongwei	Independent Non-executive Director	—	—	—	—	—	—	—	—
Sun Changji	Independent Non-executive Director	—	—	—	—	—	—	—	—
Bruce Douglas Moore	Independent Non-executive Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Anthony Francis Neoh	Independent Non-executive Director	25.00	5.00	30.00	—	—	30.00	—	30.00
Xia Zhihua	Chairperson of the Supervisory Committee	40.01	93.93	133.94	46.97	25.94	159.88	46.97	112.91
Shi Xiangming	Supervisor	58.98	41.53	100.51	—	25.02	125.53	—	125.53
Yang Hong	Employee Representative Supervisor	56.41	39.86	96.27	—	22.26	118.53	—	118.53
Wang Xu	Employee Representative Supervisor	56.41	39.86	96.27	—	24.14	120.41	—	120.41
Tian Hui	Supervisor	12.00	3.00	15.00	—	—	15.00	—	15.00
Liu Jiade	Vice President	40.01	93.93	133.94	46.97	25.94	159.88	46.97	112.91
Zhou Ying	Vice President	40.01	93.93	133.94	46.97	25.94	159.88	46.97	112.91
Su Hengxuan	Vice President	40.01	93.93	133.94	46.97	25.94	159.88	46.97	112.91
Miao Ping	Vice President	40.01	93.93	133.94	46.97	25.94	159.88	46.97	112.91
Hwei-Chung Shao	Chief Actuary	316.34	—	316.34	—	97.21	413.55	—	413.55
Xu Hengping	Chief Operating Officer	37.31	87.60	124.91	43.80	21.05	145.96	43.80	102.16

Information regarding the compensation of the Directors, Supervisors and senior management members retired in 2011
Yang Chao	Chairman and Executive Director	18.73	43.97	62.70	21.99	16.17	78.87	21.99	56.88
TOTAL	—	—	—	—	—	—	—	—	1,985.51

Commission File Number 001-31914

Notes:

1.	The total compensation before tax in the above table refers to the total amount of compensation received by the Directors, Supervisors and senior management members of the Company for the year 2011 and includes the amount disclosed in the Company’s 2011 Annual Report.

2.	Pursuant to the relevant PRC regulations, Independent Non-executive Directors Ma Yongwei and Sun Changji did not receive any compensation from the Company in 2011.

3.	The compensation for Directors, Supervisors and senior management members of the Company is calculated based on their respective terms of office in 2011.

4.	The compensation for the Directors and Supervisors of the Company in 2011 is subject to the approval by the 2012 Annual General Meeting of the Company.

By Order of the Board China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 27 March 2013

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent non-executive directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang